SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WSI INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

929 32Q 102
(CUSIP Number)

DPW HOLDINGS, INC. 8430 Lakeview Blvd. Fremont, Ca 94538 (510) 657-2635
Copy to: Sichenzia Ross Ference Kesner LLP Marc Ross, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929 32Q 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DPW Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
228,929
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
228,929
	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
228,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.76% (based on 2,951,676 shares of common stock outstanding as of December 22, 2017)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.10 per share, of WSI Industries, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 213 Chelsea Road, Monticello, Minnesota.

Item 2.	Identity and Background

(a) This statement is filed on behalf of DPW Holdings, Inc. (the “Reporting Person”).

(b) The Reporting Person's business address is 48430 Lakeview Blvd., Freemont, CA 94538-3158.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Considerations

All shares of Common Stock were purchased with the Reporting Person’s working capital.

Item 4.	Purpose of Transaction

This Schedule 13D is filed to report a transaction in which the Reporting Person purchased an aggregate of 228,929 shares of the Issuer’s Common Stock (the “Common Stock”) in the open market.

The Reporting Person is acquiring the Common Stock described in Item 5 for investment purposes and potentially with a view to acquiring a controlling interest in the Issuer.  Depending on market-related and other conditions, the Reporting Person may increase or decrease its beneficial ownership of the shares of Common Stock.

Consistent with its investment purpose, the Reporting Person may, subject to applicable law and the terms of any confidentiality agreement with the Issuer, engage in communications regarding such matters with members of management and the Board of Directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person, subject to applicable law, modifying its ownership of securities of the Issuer, exchanging information with the Issuer, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by it, in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 228,929 shares, or 7.76%, of the Common Stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 228,929 shares of the Common Stock.

(c)	The Reporting Person engaged in the following open market purchases in the Common Stock:

Date	Quantity	Price

12/6/2017	7300	$4.2768

12/6/2017	2200	$4.3000

12/6/2017	2000	$4.3000

12/6/2017	1000	$4.0450

12/6/2017	933	$4.2000

12/7/2017	3000	$4.2315

12/7/2017	2991	$4.1000

12/7/2017	2000	$4.1500

12/7/2017	1000	$4.2500

12/7/2017	1000	$4.2000

12/7/2017	20	$3.9000

12/8/2017	4000	$4.2500

12/8/2017	1000	$4.3450

12/19/2017	313	$4.2500

12/19/2017	43	$4.2450

12/21/2017	2000	$4.4500

12/21/2017	1552	$4.3000

12/21/2017	500	$4.4000

12/22/2017	600	$4.4000

12/26/2017	1000	$4.7154

12/28/2017	1300	$5.0000

12/28/2017	1000	$5.0000

12/28/2017	700	$4.9950

12/28/2017	700	$4.9950

12/28/2017	600	$4.9950

12/28/2017	600	$5.0000

12/28/2017	100	$5.0000

12/29/2017	77937	Transferred in

12/29/2017	6200	$5.9465

12/29/2017	5500	$5.7500

12/29/2017	5000	$6.1000

12/29/2017	4600	$6.0439

12/29/2017	4000	$6.1424

12/29/2017	3300	$6.2500

12/29/2017	3000	$5.4867

12/29/2017	3000	$5.7500

12/29/2017	3000	$5.6754

12/29/2017	2667	$6.2500

12/29/2017	2200	$5.9500

12/29/2017	2000	$5.4950

12/29/2017	2000	$5.8871

12/29/2017	2000	$5.9700

12/29/2017	1500	$5.9983

12/29/2017	1500	$5.9500

12/29/2017	1000	$5.0950

12/29/2017	1000	$5.1000

12/29/2017	1000	$5.2500

12/29/2017	1000	$5.9950

12/29/2017	1000	$5.9950

12/29/2017	900	$5.8950

12/29/2017	596	$6.0000

12/29/2017	343	$5.9000

12/29/2017	247	$5.9500

12/29/2017	200	$5.8450

12/29/2017	139	$5.9000

1/2/2018	6000	$5.9485

1/2/2018	2000	$5.8500

1/2/2018	2000	$5.8500

1/2/2018	2000	$6.0468

1/2/2018	1398	$6.0500

1/2/2018	500	$5.8000

1/2/2018	500	$5.7500

1/2/2018	500	$5.7000

1/2/2018	500	$5.7500

1/2/2018	100	$5.6500

1/3/2018	2200	$6.0500

1/3/2018	3000	$6.0000

1/3/2018	2000	$5.8500

1/3/2018	1500	$5.8500

1/3/2018	1000	$5.8500

1/3/2018	1500	$6.0390

1/3/2018	2000	$5.9000

1/3/2018	3,000	$5.9000

1/3/2018	1250	$5.9000

1/3/2018	6500	$6.0000

1/3/2018	6000	$6.0000

1/3/2018	1000	$6.0500

1/4/2018	4400	$6.0500

1/4/2018	1800	$5.9000

Total:	228,929

(d)
To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 228,929 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2018	DPW HOLDINGS, INC.

	By:	/s/ Milton C. Ault III
Milton C. Ault III Chief Executive Officer